2010 CMS Energy Shareholder Proposal #2
Report on Risks Associated with Coal Combustion Waste

CMS Fails to Disclose Regulatory, Legal and Financial Risks to Investors

The proposal asks the Board of Directors of CMS Energy to prepare a report on the company’s efforts to reduce environmental and health hazards associated with coal combustion waste (coal ash).  Shareholders are particularly concerned about regulatory, legal, reputational, and other risks to the company’s finances and operations.

The Issue:  Coal combustion accounts for 47.5% of CMS’s electricity generation capacity.  Coal ash is a byproduct of burning coal that contains arsenic, mercury, lead, boron, and other toxins either filtered out of smokestacks or left over after the combustion process.  The toxins in coal ash have been linked to cancer, neurological damage, reproductive failure, organ failure, and other serious health problems as well as widespread damage to ecosystems.  Most coal ash is stored by utilities in large ponds or in landfills and represents the second largest waste stream in the United States.  Its management can expose utilities to significant environmental, financial and regulatory risk.

CMS faces serious financial risks associated with storing and disposing of coal ash
●	CMS owns among the oldest coal ash storage facilities in the United States. The majority of these ponds have been in operation since the 1950s, before contemporary safeguards were in place.
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In December 2008, a 1 billion gallon coal ash pond in Tennessee broke and spilled its contents over 300 acres, causing an estimated $1 billion in costs for the utility, not including litigation expenses from related damages.

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Prior to the dam breach, TVA was monitoring its storage ponds at higher rates than CMS discloses publicly and higher than CMS is currently negotiating with the Michigan Dept. of Natural Resources and the Environment.

●	The TVA disaster shows that CMS’s lower standard of practice is insufficient to prevent significant financial risks.

CMS faces substantial regulatory risk related to coal ash and lags behind its peers in disclosure
●	The EPA is considering labeling coal ash as a hazardous waste. CMS and the entire utilities sector would face significantly increased costs if coal ash is designated hazardous.
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Industry peer Duke Energy discloses risks related to coal ash in financial statements and discloses risk mitigation measures, including plans to install synthetic caps and liners at existing and new coal ash landfills and convert from wet to dry storage.

●	Xcel Energy has agreed to increase disclosure on coal ash management and disposal practices and risk mitigation
●	CMS does not provide shareholders with sufficient information to determine if the company is properly managing the risks of coal ash storage, management, and disposal practices.

Widespread support for this resolution
●	The Investor Network on Climate Risk – a $5 trillion network of investors - supports this resolution.
●	This resolution does not bind CMS to a particular policy, it asks for improved disclosure relating to coal ash risk.

By voting FOR Shareholder Proposal #2 you will help protect the long-term shareholder value of CMS Energy as well as the welfare of the communities in which our company operates.

You may find additional information that may be meaningful for your vote at http://www.incr.com/resolutions.

Thank you for your support on this very important issue.

Sincerely,

Luan Steinhilber	Amy Galland
Shareholder Advocacy Director	Research Director
Miller/Howard Investments	As You Sow

This is not a solicitation of proxies. Please send your proxy cards directly to management.
This shareholder proposal was filed by Miller Howard Investments.
The proponent urges shareholders to Vote YES on Shareholder Proposal #2